DF Growth REIT, LLC

600 W. Broadway

Suite 1420

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

November 1, 2018

Sent Via Email and EDGAR

Erin E. Martin, Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington, D.C. 20549

MartinE@sec.gov

RE:	DF Growth REIT, LLC (the “Company”)

Draft Offering Statement on Form 1-A (the “Offering Statement”)

CIK No. 0001750695

Dear Ms. Martin:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify the Offering Statement effective at 4:00 p.m. EST on Tuesday, November 13, 2018.

The Company also wishes to advise the Staff that it acknowledges the following:

●	Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

November 1, 2018

Thank you for your assistance.

Very truly yours,

DF GROWTH REIT, LLC

By:	DF Manager, LLC, as Manager

By:	DiversyFund, Inc., as Manager

By:	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

cc: Markley S. Roderick, Esq.